YUKON- NEVADA GOLD CORP.
Management Discussion and Analysis
For the three and nine month period ending September 30, 2011

The following management’s discussion and analysis (‘‘MD&A’’) of Yukon-Nevada Gold Corp.(the “Company” or “Yukon-Nevada Gold”) is intended to supplement the Company’s condensed consolidated interim financial statements for the three and nine month periods ending September 30, 2011.

The interim condensed consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. The Company previously prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian GAAP to IFRS is set out in Note 21 to these interim condensed consolidated financial statements. The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the date of transition was January 1, 2010, the 2009 quarterly comparative information has not been restated to be in accordance with IFRS.

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2010 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of November 4, 2011.

THIRD QUARTER HIGHLIGHTS

1.

The Jerritt Canyon Mill shipped 21,296 ounces of gold during the quarter from purchased ore, stockpiles and mining operations, compared with 17,202 ounces of gold in 2010. Production results for the quarter, while an improvement over 2010, were hampered by rolling shutdowns that took place during the quarter as the Company carried out both planned and unplanned work.

2.

During the quarter the Company took delivery of all the mining equipment necessary to commence mining the SSX-Steer mine, completed upgrades to the CIL circuit, took delivery of new refinery components (furnace, retort, electro winning circuit), completed the foundation and structure for the new ore dryer, and completed the earth works for both the second tailings facility and the two new water storage reservoirs.

3.

The Company closed a $120 million Forward Gold Purchase Agreement (“Gold Purchase Agreement”) with Deutsche Bank AG (“Deutsche Bank”) for the delivery of 173,880 ounces over a four year period, commencing September 30, 2011. The proceeds of the Gold Purchase Agreement are primarily being used for capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the second tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill. The proceeds were also used to repay the senior secured notes issued to note holders led by Sprott Asset Management LP in August 2010 (the “Notes”).

4.	The Company purchased 90,911 wet tons of ore from Newmont USA Limited (Newmont), containing 9,835 ounces, at an average cost per wet ton of $115.

5.

Small Mine Development, LLC (“SMD”) delivered 87,330 tons to the mill containing 14,893 ounces from the Smith mine during the quarter, at an average cost of $111 per ton or $645 per ounce. Production rates were higher than the previous quarter as SMD ramped up production for the quarter.

6.

The Company recorded net loss of $18.0 million in the third quarter of 2011 compared to a net loss of $103.8 million (under International Financial Reporting Standards) in the third quarter of 2010. The loss was primarily a result of a loss incurred from operations of $11. 2 million, $3.7 million in finance and transactions costs, and an $11.4 million loss on derivatives partially offset by a $8.5 million gain in the fair value of warrants which are recorded as derivative liabilities.

OVERVIEW

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada Gold is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollar have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q1 2011	Q2 2011	Q3 2011	Total 2011
Gold (troy ounces)
Payable Ounces Produced	13,181	19,407	21,296	53,884
Gold Ounces Sold	13,650	18,341	18,035	50,026
Gold sales	$18,973	$28,258	$30,116	$77,347
Cost of gold sold	$32,890	$30,191	$37,279	$100,360
Average gold price per ounce	$1,390	$1,541	$1,670	$1,546

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Total 2010
Gold (troy ounces)
Payable Ounces Produced	7,650	9,337	17,202	22,777	56,966
Gold Ounces Sold	9,108	9,876	15,547	21,883	56,414
Gold sales	$10,158	$11,850	$19,466	$29,896	$71,370
Cost of gold sold	$13,460	$13,536	$18,036	$37,911	$82,943
Average gold price per ounce	$1,116	$1,200	$1,252	$1,366	$1,265

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Total 2009
Gold (troy ounces)
Payable Ounces Produced	-	5,180	-	4,590	9,770
Gold Ounces Sold	-	5,180	-	4,590	9,770
Gold sales	$-	$4,788	$-	$5,125	$9,913
Cost of gold sold	$68	$6,089	$1,347	$18,545	$26,049
Temporary shutdown costs	$2,452	$2,460	$5,176	$462	$10,550
Average gold price per ounce	$-	$924	$-	$1,117	$1,015

During 2008, the Jerritt Canyon milling operations were shut down for the majority of the year. On August 8, 2008, the Company made the decision to cease mining operations due to the increasing costs associated with the current mining plan and the required infrastructure expenditures remaining to be completed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work on a key component damaged at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Division of Environmental Protection (“NDEP”) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations.

In early 2009, the Company submitted new design plans for mercury emissions control equipment along with plans to address other environmental concerns arising from the NDEP, resulting in approval to restart operations on March 25, 2009. This approval was contingent on the installation of the new mercury control system by May 30, 2009. The Company shutdown roaster operations on May 30, 2009 as delays in receiving critical components required in the construction of the new mercury emission control system resulted in the Company being unable to meet the deadline. The failure to meet this deadline, along with significant operating issues noted during the short period in which the mill was operated, resulted in the dismissal of the operator, Golden Eagle, from the site. Subsequent to their dismissal, the Company uncovered numerous discrepancies in the records that were provided, including a significant shortfall in the stockpiles that were reported as well as the ounces that were in circuit at the time of the shutdown. These shortfalls resulted in a significant loss in 2009 which the Company has been unable to recover, having come to final settlement terms with Golden Eagle in the third quarter of 2010.

After resuming control of the mill operations, the Company completed the installation of the calomel emission system by July 20, 2009 and also carried out a significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill. The calomel system put in place is from a design proprietary to an Officer of the Company and in subsequent stack testing it has surpassed the requirements set by the NDEP, setting a new standard for Nevada emissions. After coming to an agreement with the NDEP in the form of a Consent Decree (“CD”) issued by the Attorney General of the State of Nevada, the Company was able to restart operations in the fourth quarter of 2009. The CD resolved all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns, and gives the Company the right to operate the milling facility from the effective date. The CD records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. It significantly reduces the likelihood of further stop orders being issued to the Company as it provides a future mechanism for resolving any disputes.

During the third quarter of 2011, SMD delivered 87,330 tons to the mill containing 14,893 ounces from the Smith mine during the quarter, higher than the previous quarter deliveries of 53,150 tons containing 9,889 ounces. The rate of mining increased significantly over prior quarters due to the ramp up of operations again by SMD as they completed necessary backfill work and redeployed personnel.

During the third quarter, the Company purchased 90,911 tons of ore from Newmont, containing 9,835 ounces, at an average cost per wet ton of $115. The cost per ton, which is a function of grade and gold price, was lower than the previous quarter as Newmont delivered lower grade stockpiles throughout the third quarter.

In the third quarter of 2011, mill production levels continued to underperform as the operation was subjected to both scheduled and unscheduled downtime. The scheduled shutdowns were used to carry out required maintenance, including the replacement of the ball mill and ore dryer liners, and complete upgrades to the CIL circuit. The unscheduled downtime during the quarter was largely the result of a series of power failures at the mill site resulting from salt from tailings pond evaporators calcifying on power lines and transformers in the vicinity of the tailings pond. For the current year the Company has significantly increased the total number of evaporators operating in order to reduce the water levels in compliance with the requirements of the CD, however this has significantly increased the exposure of the sites various transformers to water vapor with high salt content. Downtime was also caused by the failure and subsequent replacement of the induction fan, one of the tertiary cone crushers, the bucket elevator in the crushing circuit, and the thickener pump.

These equipment failures during the quarter led to significant downtime of the roasters. Most of the problems were the result of ageing equipment and have largely been rectified following the outages. With the resulting low tonnages during the quarter, the largely fixed costs (82%) of operating the mill contributed to an overall higher cost of production. The combination of low tonnages and the high relative proportion of purchased ore processed resulted in a negative margin again in the third quarter. As the Company is able to increase the daily production amounts and begin processing a larger portion of higher grade ore from the SSX-Steer mine and also from lower cost stockpiles, a significant improvement in margins will be realized.

In order to ensure the long term viability of the operation, the Company has raised significant funds to address key areas that have historically been the cause of either production bottlenecks or limitations on the life of the asset. The two key projects that the Company has made significant headway on are the construction of the new ore dryer, which has been designed and built to follow the primary crushing circuit rather than secondary crushing, and the second tailings facility along with two additional water storage reservoirs. The reengineering of the ore dryer is part of both the winterization program as well as a compliance requirement of the CD. By placing the ore dryer early in the circuit and housing exposed areas following the dryer, issues with wet ore, which typically lead to blocked chutes in the winter due to freezing, will be mitigated allowing for increased production rates throughout the year. The Company is also adding additional filtration (cyclones, bag house) and mercury scrubbers to bring emissions under the compliance requirements of the CD. The addition of a new tailings facility, once it has been double lined and put into service in mid-2012 will extend the life of the facility for a number of years as well as bring it into compliance with current environmental standards.

In the third quarter of 2011, a total of 16,370 feet of cubex drilling was completed by SMD in 92 drill holes. The Company also carried out 9,695 feet of cubex drilling in 46 drill holes and commenced mining at the SSX-Steer mine. One exploration underground diamond drill hole (2,090 feet) and sixteen resource conversion diamond drill holes totaling 8,830 feet were also performed in the Smith mine in the third quarter.

With the placement of the required surface bonding with the NDEP in July the Company commenced the 2011 surface exploration drill program. Three (3) RC rigs mobilized to Jerritt Canyon to start drilling at West Generator, Saval, and East Dash. An additional diamond drill mobilized to Starvation Canyon on July 29, 2011, to start the geotechnical drilling program to support the mine development. Portal work on the Starvation Canyon underground mine is targeted for April of 2012, and development is scheduled for the 3rd quarter of 2012 based on a recent mine design with initial production slated for January 2013. Geophysical results from a Titan 24 ground induced polarization survey completed at Starvation Canyon in June were reviewed and several drill holes have been targeted into the West Starvation exploration target adjacent to the southwestern extension of the Sb Fault.

A total of 52,665 feet of surface RC resource conversion drilling was completed at West Generator, Saval, East Dash, Mahala, and Pie Creek in the third quarter. A total of 14,715 feet of surface RC exploration drilling in 13 drill holes from East Dash, Mahala, and East Mahala was also completed in the third quarter. A total of 5,801 feet in 13 surface diamond drill holes was completed at Starvation Canyon in the third quarter; these drill holes mostly consisted of geotechnical drill holes to help support the mine design as previously noted. The Company also continued evaluation of historic surface drilling for the purpose of evaluating potential surface mining from historic production areas. Gold grade shells at a 0.01 opt Au grade were made throughout the entire Jerritt Canyon Property in order to assess open-pit potential and create new block models. A preliminary open-pit mine plan has recently been completed for the Burns Basin resource totaling 241,320 of contained ounces of Au in the Measured and Indicated category. Burns Basin now has a measured resource of 27,828 ounces at an average grade of 0.163 opt Au and an Indicated resource of 213,492 ounces at an average grade of 0.104 opt Au. Anticipated startup for the Burns Basin open pit mining operation is in July 2012 with daily production of 2,000 ore tons per day. A surface drill program for Burns Basin was done in September and will start in October in order to help with supporting the mine plan.

Ketza River

The Yukon Workers’ Compensation Health and Safety Board (“WCB”) officially granted permission to immediately open the Ketza River camp for exploration purposes on September 9 after the successful replacement of the existing camp facilities. The Company started drilling at Ketza River with one diamond drill on September 17 and completed one drill hole in the third quarter at the South Hill Target totaling 476.7 meters. Other exploration work completed in the third quarter included sampling of the stockpile located adjacent to the old mill, relogging and sampling of 2008 diamond drill holes, and compiling assays from the last few condemnation drill holes located in the lower tailings area. The other primary focus during the quarter was finalization of the Yukon Environmental and Socio-economic Assessment Application (“YESAA”) that was submitted in late September of 2011. This report assesses the environmental and socio-economic effects of activities and will integrate scientific information, traditional knowledge and other local knowledge. The time schedule for the YESAA review will be a minimum of one year from the submission date. Other work in the third quarter focused on the construction of a replacement camp, including new water wells, septic systems, andpipelines along with the necessary permits, and constructing the necessary roads for the 2011 drill program. In addition, 41% of the contained measured and indicated (M&I) resource ounces shown in the report are hosted in oxide ores whereas the other 59% are hosted in sulfide and mixed oxide and sulfide ores. Recent metallurgical test work indicates that gold recovery from oxide ores will be 90%, significantly higher than that for sulfide ores at 70%.

Silver Valley

No exploration work has been carried out on the Silver Valley property in the third quarter of 2011.

Yukon-Shaanxi Mining Company

There was no activity in the joint venture during the third quarter.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009
Income Statement
Gold Sales	$30,116	$28,258	$18,973	$29,896	$19,466	$11,850	$10,158	$5,125
Cost of gold sold	37,279	30,191	32,890	37,911	18,036	13,536	13,460	18,545
Gross margin - mining operations	(7,163)	(1,933)	(13,917)	(8,015)	1,430	(1,686)	(3,302)	(13,420)
Loss from mine operations	(11,159)	(7,127)	(17,133)	(9,484)	128	(3,054)	(4,591)	(16,308)
Profit/(loss) before taxes	(18,119)	22,926	30,091	(52,492)	(102,106)	4,575	(41,995)	(18,309)
Net profit/(loss)	(17,973)	22,915	28,946	(50,924)	(102,086)	4,537	(41,915)	(18,073)
Basic net profit/(loss) per share	(0.02)	0.03	0.04	(0.07)	(0.15)	0.01	(0.07)	(0.04)
Weighted average # of shares outstanding (000's)	930,606	826,650	691,128	685,616	667,823	652,520	578,796	407,379
Balance Sheet
Cash and cash equivalents	37,459	7,761	-	-	5,821	-	2,066	185
Total assets	$328,259	$261,447	$222,902	$219,241	$223,596	$204,064	$195,651	$195,441

RESULTS OF OPERATIONS

The Company incurred a loss of $18.0 million during the quarter ended September 30, 2011, compared to a loss of $103.7 million in the quarter ended September 30, 2010. The most recent quarter loss was primarily a result of a loss incurred from operations of $11.2 million, $3.7 million in finance and transactions costs incurred, and an $11.4 million loss on derivatives which was partially offset by an $8.5 million gain in the fair value of warrants which are recognized as derivative liabilities. Included in the $11.4 million loss on derivatives was a loss of $10.5 million realized on the August, 2011 settlement of the Notes. The mill operated throughout the quarter, subject to both scheduled and unscheduled shutdown periods, but recorded an $11.2 million loss from mine operations as the Company worked through the operational issues discussed above.

Gold sales:

Gold sales were $30.1 million in the third quarter of 2011 on gold sales of 17,035 ounces of gold from Jerritt Canyon compared to $19.5 million generated from the sale of 15,547 ounces during the third quarter of 2010. The weighted average price realized during the third quarter of 2011 was $1,670 per ounce.

Gross margin – mining operations:

During the three months ended September 30, 2011, the Company had a negative gross margin on gold sales of $7.2 million, primarily as a result of the low production rates at the mill that resulted from scheduled maintenance downtown and unscheduled downtime due to equipment failure. The mine produced 13,181 payable ounces of gold from a combination of purchased ore, Jerritt Canyon ore stockpiles, and mining operations.

The Company had a positive gross margin on mining operations of $1.4 million for the three months ended September 30, 2010, which resulted from operations with comparatively less downtime than that experienced during the third quarter of 2011.

Depreciation, depletion and amortization:

The Company had $1.8 million in depreciation and amortization in the third quarter of 2011 compared to $1.3 million for the three months ended September 30, 2010 related to the depreciation of property, plant and equipment.

General and administrative expenses and stock-based compensation:

For the three and nine months ended September 30, 2011, the Company incurred general and administrative expenses (“G&A”) of $2.2 million and $6.9 million, respectively, compared with $3.8 million and $6.1 million in the comparable 2010 period. The decrease in the three months ended September 30, 2011, compared to 2010, is attributable to the decrease in share-based payments included in G&A, which is described below. This share-based payments decrease was offset by increased salary costs at the Vancouver office which was due to the expansion of operations.

Share-based payments included in G&A were $0.7 million in the three months ended September 30, 2011, compared to $3.0 million during the comparable period in 2010. The charge in the third quarter of 2011 relates to the vesting of stock options that were granted in 2009, 2010 and 2011, while the comparable charge in 2010 relates primarily to the immediate vesting of options granted to directors and key management personnel in the third quarter of 2010.

A total of 3,165 thousand stock options with an exercise price of C$0.45 were granted and vested during the third quarter of 2011. The value of these newly granted options was $1.2 million, $0.4 million of which was expensed through G&A, and $0.8 million of which was included in cost of sales in the three months ended September 30, 2011.

Interest and other income:

	Three months ended		Nine months ended
	September 30, 2011		September 30, 2011
	2011	2010	2011	2010
Loss on derivatives	$(11,414)	$(2,249)	$(16,318)	$(2,249)
Gain (loss) on warrants	8,590	(86,625)	96,190	(67,790)
Interest income	21	(44)	47	(4)
Other	44	(7,030)	187	(7,541)
	$(2,759)	$(95,948)	$80,106	$(77,584)

Of the $25.0 million in Notes issued in the third quarter of 2010, $6.8 million of the proceeds was allocated to a gold embedded derivative arising from the indexing of loan repayments to the spot gold price. The notes were settled on August 12, 2011, resulting in a loss of $10.5 million being recognized for three months ended September 30, 2011. Prior to the third quarter settlement additional revaluation losses of $1.4 million were recognized during the year resulting in a total loss of $11.9 million for the nine months ended September 30, 2011. This is compared to $2.2 million in losses from revaluation of the Notes recognized for the three and nine months ended September 30, 2010. Additional derivative losses of $0.9 million and $4.4 million were recognized in the three and nine months ended September 30, 2011, respectively, relating to two gold forward contracts entered into November 2010 and January 2011, the latter of which was settled in June of 2010.

The Company’s issued warrants, denominated in a non-functional currency, are revalued at each reporting period and the fair value recorded in net earnings. During a 30 day period which commenced on March 14, 2011, the Company allowed existing warrant holders to exercise their warrants at an 18% discount. Unexercised warrants returned to the original strike price after that period. During the offering a total of 59.1 million warrants were exercised at a weighted average exercise price of C$0.21. For the three and nine months ended September 30, 2011, a gain of $8.6 million and $96.2 million was recognized, respectively, compared to losses of $86.6 million and $67.8 million during the same periods in 2010. Items that did not occur in 2011 that are included in 2010 other income (loss) include $4.8 million for the settlement of lawsuits; and, the settlement of an advanced gold payment received in 2009, which was settled for a loss of $3 million during the three months ended September 30, 2010.

Finance, interest and transactions costs:

Finance and transactions costs for the three and nine months ended September 30, 2011 were $3.7 million and $9.5 million, respectively, compared to $3.4 million and $49.4 million in the comparative periods in 2010. The expense in 2011 primarily arose through accretion expense on the Notes of $1.3 million, and $5.8 million, for the three and nine months ended September 30, 2011, respectively, compared with $1.6 million for the three and nine months ended September 30, 2010. Accretion expense for the decommissioning and rehabilitation provisions included in finance and transactions costs was $0.4 million and $1.3 million for three and nine months periods ended September 30, 2011, respectively, with $0.4 million and $1.3 million included for the comparable periods in 2010. Also included in finance and transactions costs for the most recent quarter are $0.9 million in transactions costs, and a $0.6 million finder’s fee, incurred in relation to closing the Gold Purchase Agreement. The comparative expenses in 2010 are made up primarily of a $43.6 million financing charge recognized in the first quarter of 2010 on the issuance of inducement warrants.

During the first quarter of 2010, the Company issued 190.7 million inducement warrants and recorded a financing charge of $43.6 million. The Company also recorded $1.4 million of penalties for the nine months ended September 30, 2010, relating to the deferred sales contract which the Company entered into in 2009. No such charge was incurred in 2011.

Other items:

The foreign exchange gain of $0.1 million, for the nine months ended September 30, 2011, and loss of $0.2 million for the three months ended September 30, 2011, was due to the movement of the Canadian dollar relative to the US dollar during 2011. The current quarter losses being attributable to Canadian denominated monetary liabilities (accounts payable and accrued liabilities) that were less than offset by gains on Canadian denominated monetary assets (primarily restricted funds and accounts receivable). For the three and nine month periods ended September 30, 2010, there was a foreign exchange loss of $0.8 million and a foreign exchange loss of $0.6 million, respectively.

Income taxes:

The income tax expense for the nine months ended September 30, 2011 was $1.0 million and was a recovery of $0.06 million for the same period in 2010. The 2011 expense was recognized as a result of expenditures that were renounced to flow through shareholders which occurred during the first quarter of 2011.

LIQUIDITY

As at September 30, 2011, cash and cash equivalents were $37.5 million (2010 - $nil). At September 30, 2011 the Company had a working capital deficiency of $0.1 million, compared with a working capital deficiency of $51.7 million at December 31, 2010. Adjusted for the current portion of the warrants in payables which do not result in cash outflows, the Company has a positive working capital of $1.6 million compared with a $41.0 million deficiency at December 31, 2010. The working capital position was as a result of the following activities:

Operations:

For the nine months ended September 30, 2011 the Company recorded net income of $33.9 million, which, adjusted for non-cash items, resulted in cash outflows of $31.3 million before net proceeds generated from the Gold Purchase Agreement, and changes in working capital. The decrease in operating cash flows is a result of a negative gross margin of $23.0 million, resulting from low production volumes and the higher cost purchased ore, general and administrative costs (excluding non-cash share-based payments) of $1.5 million, and $1.5 million in transactions costs and fees incurred in relation to the Gold Purchase Agreement. In the first nine months of 2010 the Company recorded a net loss of $141.1 million, which, adjusted for non-cash items, resulted in cash outflows of $15.5 million before changes in working capital. This resulted from a negative gross margin of $3.6 million, $7.8 million in settlements of lawsuits and an advanced gold payment, and general and administrative costs (excluding share-based payments) of $0.8 million.

As a result of the Gold Purchase Agreement the Company received a $120 million prepayment in August, 2011 from Deutsche Bank for the future delivery of gold. From these proceeds, the Company made $6.6 million in transaction cost payments, retired the Notes for $29.9 million, and deposited $10 million into a performance reserve account, to be withdrawn when the Company achieves specified production targets.

Changes in non-cash working capital resulted in a $12.8 million cash outflow during the nine months ended September 30, 2011 compared to cash outflows of $5.4 million in the comparable period in 2010. The outflows in the first nine months of 2011 resulted from a decrease in accounts payable of $10.6 million due to the pay down of vendor liabilities and a $6.0 million increase in prepaid expenses, primarily related to deposits on machinery and equipment for mining activities. These were offset by a decrease in inventories of $3.7 million, primarily related to lower stockpile balances. The outflows in 2010 were primarily due to an increase in inventory.

Investing:

Capital expenditures

	Nine months ended
	2011			2010

	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total

Mill and equipment capital expenditures - Jerritt
Canyon mine	$34,055	$4,384	$38,439	$3,080	$-	$3,080
Exploration expenditures - Ketza River project	-	5,669	5,669	-	6,702	6,702
	$34,055	$10,053	$44,108	$3,080	$6,702	$9,782

Expenditures on property, plant and equipment and mineral properties were $34.1 million for the nine months ended September 30, 2011 compared to $3.1 million in 2010. The significant capital expenditures for the nine months ended September 30, 2011 were mining equipment for the SSX-Steer mine ($8.4 million), major mill upgrades such as the digital control system for mill operations ($1 million), the new ore dryer circuit ($3.7 million), and refinery upgrades ($0.4 million) along with the commencement of work on the tailings facility and the current evaporation system ($7.3 million).

Surface exploration commenced at Jerritt Canyon in the third quarter of 2011, with a total of $3.0 million in expenditures, $0.7 million in mine development costs, and $0.6 million of underground exploration expenditure.

In the second quarter of 2011 the Company temporarily closed the exploration camp facilities at the Ketza River property to bring in new camp structures, drill new water wells, and improve the existing septic system. Expenditures for 2011 have primarily been focused on the preparation of the YESAB proposal which was submitted in September. Work was also carried out to construct the necessary roads for the 2011 drill season which commenced in the fourth quarter.

Financing:

On May 31, 2011, the Company raised C$14.4 million of financing through the private placement of 33.5 million C$0.43 units with Deutsche Bank AG, each unit consisting of one common share and a common share purchase warrant with an exercise price C$0.55. As well, an additional C$44.9 million was raised through the sale of warrants from the Company’s major shareholder to a group of institutional investors, including Deutsche Bank AG, under the condition the warrants were to be immediately exercised. A further C$12.5 million was raised from 59.1 million warrants that were exercised during a 30 day period wherein the warrants could be exercised for an 18% discount to their original strike price.

During the first quarter of 2011, the Company raised $7.2 million of financing through the issuance of flow-through shares and a further $5.0 million through a forward sales contract entered into in January 2011. The forward contract matured on September 30, 2011 and was settled through a combination of cash ($5.4 million) derived from the sale of 3,465 ounces on behalf of the lender and the transfer of an additional 1,000 ounces to the account of the lender to satisfy the terms of the contract.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The previous shutdowns at Jerritt Canyon and operating issues since restarting increased the need for the Company to pursue additional financing over the last several years to meet the ongoing capital requirements and replenish the materials and supplies needed to maintain optimal operations. With the capital raised during 2011, management believes that the ability to fund operations through cash generated from third party ore purchases and mined ore should be sufficient to meet the ongoing capital and operating requirements and to settle the outstanding payables of the Company, however, the Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at September 30, 2011:

Contractual obligations	Less than	3 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued liabilities	$37,816	-	-	-	$37,816
Capital lease obligations	8	18	-	-	26
Asset retirement obligations	-	-	-	42,200	42,200
Total	$37,824	$18	$-	$42,200	$80,042

CAPITAL RESOURCES:

The Company had $37.5 million of cash as of September 30, 2011 and a working capital balance (adjusted for the non-cash current warrants derivative liability) of $1.6 million. Management believes that sufficient funds are on hand to support the ongoing operations of the Company and finance the remaining 2011 capital budget. Significant progress has been made with the financing noted above as the Company has taken delivery of enough mining equipment to recommence full mining activity at the SSX-Steer and has made significant progress on key mill upgrades. Should additional capital be required to fund the expansion of the operations, management will review the financing needs at that time.

COMMITMENTS

In 2010 the Company received an advance payment of $7.0 million for gold to be delivered on May 30, 2011. Prior to the termination of the agreement, the terms were renegotiated and extended to December 31, 2011, with an additional 2.25% per month of gold accruing to the Purchaser. The option of the Purchaser to settle for a cash payment of $8.5 million continues under the existing terms.

OUTLOOK

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company will continue to focus on milling new ores from the SSX-Steer mine, low grade stockpile ore around the site, purchased ore, and ore from the Smith mine. The Company has continued to pass all independent stack tests for mercury and other emissions and is currently permitted to process 90 tons of ore per hour through each roaster circuit based on current emissions.

Proceeds from recent financing activities have been used to perform critical maintenance and commence engineering upgrades at the mill, along with purchasing necessary mining equipment for the reopening of the SSX-Steer mine and acquiring the materials and labour required for the construction of a second tailings facility. With the additional capacity provided upon completion of the second tailings facility and planned mining production from the SSX, the Company is targeting an exit rate for 2011 of 12,500 gold ounces per month. This will ensure the Company continues on its path to profitability and will be able to sustain this for the foreseeable future.

In 2011 the Company has made significant progress in completing key items under the terms of the CD. In June of 2011 the terms of the CD were changed to allow for additional time to carry out research into the treatment of acid rock in rock disposal areas in areas of historical mining activity and to reflect the better understanding of the scope of work and timing required on a number of projects. The Company has completed the earth works for the second tailing facility and two water storage reservoirs, is completing the installation of a barge facility to support the operation of the already installed evaporators, and completed the construction of the foundation and housing for the new ore dryer. The Company will also be working on a number of engineering changes to the mill, upgrading the mill process control technology, and finishing the winterization of the mill that had originally been planned for 2010.

In the third quarter of 2011 the Company commenced surface exploration activity again at Jerritt Canyon and is currently carrying out drilling and geotechnical work in areas of interest, including Starvation Canyon and Burns Basin (a historical open pit). The goal of the existing exploration program is to provide continuing production from the existing mines and extend the longevity of Jerritt Canyon by 3 to 4 years, as well as explore for new discoveries and revisit previous areas of interest or historical mining activity where cut-off grades used for feasibilities performed at the time were significantly lower. Future exploration programs within the 119 square mile Jerritt Canyon property will be undertaken with the objective of discovering new gold mines.

In the Yukon, the Company has now completed the YESAB application and has now commenced exploration work at the site on key target areas. Should the YESAB permitting be approved on a timely basis the Company will be able to commence construction of the planned tailings facility and commence mining upon its completion.

The condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On November 4, 2011, the Company had $17.1 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of September 30, 2011.

SUBSEQUENT EVENTS

On October 18, 2011 the Company and Northwest Nonferrous International Investment Company Limited (“NWME”), by way of a Corporate Dissolution Agreement, agreed to dissolve YS Mining Company (“YSMC”) and distribute the assets to each joint venture party based on their interests at that time. The Company held a 41.7% interest on the date of dissolution and received proceeds of $2.5 million, including the recovery of $0.4 million in costs incurred on behalf of YSMC.

RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2011, the Company was charged a total of $0.1 million and $0.4 million, respectively (2010 - $0.1 million, and $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2011 is $nil (2010 – $0.1 million).

In January 2011 the Company entered into a gold forward contract with a Company related by common directors. The liability was settled in June 2011 at which time its fair value was $6.9 million resulting in a gain (loss) of $nil, and a loss of $1.4 million being recognized for the three and nine month period ended September 30, 2011, respectively.

In July, 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three and nine months ended September 30, 2011 a total of $0.1 million was charged to the Company under this agreement.

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Stock-based compensation and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the condensed consolidated interim statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use International Financial Reporting Standards (“IFRS”), to replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with a transition date of January 1, 2010. This will require the restatement for comparative purposes of amounts reported by the Company previously in accordance with Canadian GAAP.

As a result, the Company developed a plan to convert its consolidated financial statements to IFRS. The plan addressed the impact of IFRS on accounting policies and implementation decisions, infrastructure, and training and control activities. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or compensation plans.

Note 21 to the condensed consolidated interim financial statements provides more detail on the key Canadian GAAP to IFRS differences, accounting policy decisions, and first time adoption mandatory and optional exemptions that have had an impact on the financial statements on transition to IFRS.

Transitional Financial Impact

As a result of the change in accounting policies, the Company recorded a reduction in equity of $14.3 million as at January 1, 2010. The table below details the adjustments to equity due to application of IFRS as at January 1, 2010, September 30, 2010 and December 31, 2010.

As a result of the changes required following adoption of IFRS, the Company recorded an increase in comprehensive loss of $84.6 million and $65.9 million for the three months and nine months ended September 30, 2011 respectively and an increase in comprehensive loss of $95.1 million for the year ended December 31, 2010.

The only transition adjustment to impact the consolidated statement of cash flows was as a result of the accounting policy choice to consolidate the YS Mining Company joint venture using the equity method. The Company has excluded the Company’s share of cash held by the joint venture and cash movements from the consolidated statement of cash flows and recorded the impact of net income/loss recorded in the consolidated cash flow from operations.

Financial Statement Presentation Changes

The transition to IFRS has resulted in the reclassification of certain additional items for presentation purposes to comply with the requirements of IAS 1 ‘Presentation of Financial Statements’. Significant changes to presentation and disclosure are as follows: a) accretion expense has been derecognised as an operating expense and is now recognised within finance costs; b) share based payments are no longer disclosed separately and are held within general and administrative expense or cost of sales dependent upon the role of the individual to whom the options have been awarded; and c) mineral properties have been reclassified into property, plant and equipment.

The International Accounting Board (“IASB”) has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes to the Company on a timely basis.

CHANGES IN ACCOUNTING STANDARDS

i.	Amendments to IFRS 7 - Financial Instruments: Disclosures

Increase in required disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

ii.	Amendments to IAS 12 - Income Taxes

Provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.

iii.	IFRS 9 - Financial Instruments

This is the first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39 - Financial instruments: Recognition and measurement.

iv.	IFRS 10 - Consolidated Financial Statements

Replaces the consolidation guidance previously provided by IAS 27 - Consolidated and Separate Financial Statements and SIC12 - Consolidation – Special Purpose Entities. IFRS 10 redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns.

v.	IFRS 11 - Joint Arrangements

Replaces IAS 31 - Interests in Joint Ventures and, SIC 31 - Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements in which it is involved by assessing its rights and obligations and classifies the type of joint arrangement based on that assessment.

vi.	IFRS 12 - Disclosure of Interests in Other Entities

Requires enhanced disclosure of the Company’s interests in both consolidated and non- consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests.

vii.	IFRS 13 - Fair Value Measurement

Sets out a single framework for measurement and disclosure of fair value. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

viii.	Amendments to IAS 1 - Presentation of Financial Statements

Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

ix.	Amendments to IAS 19 - Employee Benefits

Introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees.

x.	IAS 27 - Separate Financial Statements

IAS 27 has been revised to remove the consolidation guidance now contained within IFRS 10. IAS 27 applies only to those entities who are required to present separate financial statements.

xi.	IAS 28 - Investments in Associates and Joint Ventures

Prescribes the equity accounting treatment for investments in associates and joint ventures and was revised following the release of IFRS 10. The approach to equity accounting methodology remains unchanged.

The Company has not early adopted these revised standards and is currently assessing the impact, if any, that these standards will have on the consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable, accrued liabilities, borrowings and derivatives.

Cash and cash equivalents, restricted funds, the embedded gold derivative and the gold forward derivatives are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income. The fair value of the embedded derivative and the gold forward derivative are made by reference to the gold spot price at period end.

Accounts receivable are classified as loan and receivables with accounts payable, accrued liabilities and borrowings classified as other liabilities and held at amortized cost using the effective interest rate method of amortization. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has entered into two loan arrangements indexed to the price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 for both the Ketza River and Jerritt Canyon property and expects these to be completed in 2011.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a CD signed in October 2009. The Company must continue to comply with the terms and deadlines of the CD or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2011, safety related improvements continue to be a significant component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry has come through a period of credit tightening which presented new challenges to companies attempting to obtain financing. Although the availability of some forms of funding improved in 2010, the ability to obtain debt financing has continued to prove difficult for companies without a sufficient history of sustainable earnings. In 2010 the Company saw a significant improvement in market capitalization however has also experienced significant dilution, which will limit the Company’s ability to obtain equity financing in the future. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of November 4, 2011:

Common shares issued and outstanding	930,644,301

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	90,424,092	$1.03	1.1
Stock options	59,664,514	$0.39	3.4

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company, particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures; and,

(ii)

the design of the company’s internal control over financial reporting as of September 30, 2011, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September 30, 2011.

In addition, controls over the IFRS changeover process have been implemented where necessary. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Management is in the process of redesigning certain internal controls relating to the material weaknesses as reported in the December 31, 2010 management discussion and analysis:

Inventory

The Company’s controls over inventory were not designed or operating effectively. Specifically i) the design and operation of the work-in-process reconciliations to track movement of ounces through the refinery were not performed on a timely basis and did not maintain an accurate record of ounces in the refinery. This resulted in the loss of 2,700 gold ounces as disclosed in the September 30, 2010 quarterly financial statements; and ii) additional deficiencies were identified in the operation of controls around reconciliations of finished gold.

Remediation Plans:

The following measures were taken to strengthen the controls over inventory:

  Further security measures were implemented in the refinery, including an upgrade of the current scanning equipment;

  Additional resources have been appointed at the mine site including a metallurgist to provide further oversight and review of reconciliations to ensure timely and accurate preparation;

  The Company retained the services of a specialist consulting firm to review the security and metallurgical procedures and their findings are expected to be implemented by the Company to bring the Company in line with Gold Security Standards. Their findings are currently being analyzed by the Company; and,

  The Company appointed a new Security Director at the Jerritt Canyon Mill, whose primary responsibilities will include implementing the recommendations of the consulting firm’s findings; and, implementing policies and control activities to mitigate any further security risks to the Company identified.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.